December 13, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

NewMarket Corporation (the “Company”)

Form 10-K for the fiscal year ended December 31, 2012

Definitive Proxy Statement on Schedule 14A Filed March 13, 2012

File No. 1-32190

Dear Mr. Cash:

We are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 30, 2012, with respect to the above-referenced filings.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2011

Business, page 3

Geographic Areas, page 11

1.	We note the current disclosures regarding your US and foreign operations, including the fact that no individual country, other than the US, accounts for over 10% of revenues or assets during any period presented such that no additional disclosures are required by GAAP. However, based on the significance of your foreign operations, the various geographic regions in which you operate, and the lack of any meaningful information related to the significance of each geographic region, it appears to us that you should revise MD&A in future annual and quarterly filings to quantify and discuss the impact of the primary geographic regions in which you operate, including highlighting your operations in Europe and the potential impact of current economic difficulties in that region on future results.

Response

We note your comment to provide additional information about the countries in which we do business and agree that discussing the factors that affect the various regions in which we do business may be beneficial to the reader. Therefore, we will include a more specific discussion regarding the impact of events or circumstances (i.e. economic difficulties in Europe) on our business in the regions in which we operate in future annual and quarterly filings. We believe that such a discussion is generally only meaningful on an annual basis. We will update that discussion quarterly, when a significant change has occurred.

Securities and Exchange Commission

December 13, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Revenue, page 26

2.	We note your references to changes in product mix. Please revise future annual and quarterly filings to more specifically identify the products attributable to such changes and quantify the related impact of individual products or product groupings where practicable.

Response

We will revise future filings as requested, focusing on our lubricant and fuel additives as further discussed in Comment #5 below.

Segment Operating Profit, page 27

3.	We note you cite several factors that impact your operating profit. In previous correspondence, you committed to including quantified data where practicable. It is unclear to us why the impact of certain factors you currently cite cannot be further quantified. Please explain or revise future annual and quarterly filings as appropriate.

Response

We will continue to enhance our disclosure on the factors that impact operating profit, quantifying the impact when practicable.

4.	Please revise future annual and quarterly filings to quantify and discuss the reasons for changes in material expense line items, including cost of goods sold, SG&A, and R&D, as a percent of revenue during each period presented.

Response

We will revise future annual and quarterly filings as requested.

Segment and Geographic Area Information, page 81

5.	We note your discussion on pages 4-6 of your various products. Please provide us, and revise future filings to include, revenue information regarding your products. Reference ASC 280-10-50-40.

Response

Within our disclosures regarding our petroleum additives operating segment, we comment on our lubricant and fuel product lines. Therefore, we will include revenue for the lubricant additives and fuel additives product lines in future filings. The table below provides the relevant information for the years ended December 31, 2011 and 2010.

Product Line Revenue

	2011	2010
Lubricant additives	$1,685	$1,412
Fuel additives	442	362

Total petroleum additives	$2,127	$1,774

Securities and Exchange Commission

December 13, 2012

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Measuring Individual Performance and Corporate Performance, page 16

6.	To the extent applicable, please quantify corporate and individual performance measures in future filings. For example, we note an increase in earnings from continuing operations is a corporate performance goal, but you do not quantify the size of the increase you use to measure the goal. Additionally, you state on page 17 that individual goals for the named executives are both qualitative and quantitative, but you do not quantify any of the individual goals, such as annual operating plan profit and volume targets. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Refer to Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response

We will revise future filings as requested.

Stock Awards, page 18

7.	In future filings, please explain how you determine the amount of stock awards to grant to the named executive officers. For example, if the amount of the stock award is discretionary or if you determine the amount of stock awards based on benchmarking total direct named executive officer compensation relative to the peer group, please so state.

Response

We will revise future filings as requested.

8.	Please explain why you believe emphasizing the annual cash-based bonus award program over a stock program gives you the needed flexibility to factor in and reward the attainment of longer-term goals for the company and executives.

Securities and Exchange Commission

December 13, 2012

Response

The Compensation Committee of the Company’s Board of Directors (the “Committee”) has chosen to emphasize the annual cash-based bonus award program over a stock program because it believes the cash-based bonus program gives it the needed flexibility to factor in and reward the attainment of longer-term goals for the company and the executives, as the Committee deems appropriate. As described in the “Annual Bonus” section of our 2011 CD&A, under the annual bonus program, achievement of a variety of different corporate and individual goals, including longer-term goals, are evaluated in determining the amounts of the final bonus awards to recommend to the Committee for each of the named executive officers (“NEOs”). For example, for 2011, a portion of Mr. Huang’s recommended annual bonus was based on his success with building the global infrastructure of Afton Chemical Company (our core operating subsidiary) in accordance with the our long term business strategy. The substantial discretionary component of our annual bonus program provides the Committee with flexibility to determine which longer-term goals to select and weight in the evaluation of each NEO’s performance. The Committee monitors the balance of the annual cash and stock components of the executive compensation program but, for now, feels the current balance is appropriate.

* * * * * * *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-5055 or, in my absence, Wayne Drinkwater at (804) 788-5538.

Very truly yours,

By:	/s/ David A Fiorenza
David A. Fiorenza
Vice President and Chief Financial Officer

cc:	Thomas E. Gottwald

David A. Fiorenza

M. Rudolph West

Wayne C. Drinkwater